September 27, 2011

Mr. Hugh West, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Sierra Bancorp
Form 10-K for Fiscal Year ended December 31, 2010
Filed March 11, 2011
Form 10-Q for the Quarterly Period ended June 30, 2011
Filed August 9, 2011
File No. 000-33063

Dear Mr. West:

We are in receipt of your letter dated September 16, 2011, providing comments on the referenced filings.  We appreciate your assistance in enhancing our disclosures and ensuring full compliance with disclosure requirements.  Our responses are presented in the boxes immediately below the applicable transcribed comment from your original letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loans and Leases, page 69

•	Please expand your future filings, here and in Note 4 (Loans and Leases), to disclose the following:
•	the method for recognizing interest income on loans pursuant to ASC 310-10-50-2 (d);

Interest income for all performing loans is recognized on an accrual basis, with interest accrued daily. Costs associated with successful loan originations are netted from loan origination fees, with the net amount (net deferred loan fees) amortized over the contractual life of the loan in interest income. If a loan has scheduled periodic payments, the amortization of the net deferred loan fee is calculated using the effective interest method over the contractual life of the loan. If the loan does not have scheduled payments, such as a line of credit, the net deferred loan fee is recognized as interest income on a straight line basis over the contractual life of the loan. Fees received for loan commitments are recognized as interest income over the term of the commitment. When loans are repaid, any remaining unamortized balances of deferred fees and costs are accounted for through interest income. We will revise future filings to incorporate this verbiage.

•	the company’s significant accounting policies by class of financing receivable pursuant to ASC 310-10-50-6;

Our classes of financing receivables include Pass, Special Mention, Substandard, and Impaired. These classes are defined in Note 4 (Loans and Leases) to our consolidated financial statements. Impaired loans may be accruing or non-accruing; all other categories are accruing, with interest income recognized in the manner discussed in our answer to the previous bullet point. Generally, the Company places loans on nonaccrual status and ceases recognizing interest income when the loan has become delinquent by more than 90 days and/or when Management determines that the repayment of principal and collection of interest is unlikely. The Company may decide that it is appropriate to continue to accrue interest on certain loans more than 90 days delinquent if they are well-secured by collateral and collection is in process. When a loan is placed on nonaccrual status, any accrued but uncollected interest for the loan is reversed out of interest income in the period in which the loan’s status changed. Subsequent payments received from the customer are applied to principal, and no further interest income is recognized until the principal has been paid in full or until circumstances have changed such that payments are again consistently received as contractually required. We will include this discussion in future filings.

•	a further breakout of the age of the recorded investment in financing receivables in the 30-89 day category into loans past due 30-59 days and loans past due 60-89 days pursuant to ASC 310-10-55-9;

A further breakout is provided in the table in Exhibit 1; the revised table will be included in future filings.

•	the disclosures by portfolio segment pursuant to ASC 310-10-50-11B (a) – (f);

In future filings we will include the disclosures by portfolio segment that are required by ASC 310-10-50-11B (a) – (f).  The allowance for loan losses is evaluated at the portfolio segment level using the same basic methodology for each segment.  General reserves for non-impaired loans are based on a historical net loan loss migration for a twelve month period for each segment, with separate loss factors used for the substandard class within each segment because historical loss factors are typically higher for substandard loans.  The loss factors are then adjusted to incorporate additional factors, including delinquency and charge-off trends, current collateral values, the anticipated timing of collection of principal for certain impaired loans, and the general economic environment in our markets.  Lending policies and procedures (including underwriting standards), the experience and abilities of lending staff, the quality of loan review, credit concentrations (by geography, loan type, industry and collateral type), the rate of loan portfolio growth, and changes in legal or regulatory requirements are additional factors that are considered.

Impaired loans and leases in all segments except certain residential mortgages and consumer installment loans are individually evaluated and measured, based on the present value of expected future cash flows discounted at the original effective interest rate of the loan or lease.  As a practical expedient, impairment may be measured based on the observable market price or the fair value of the collateral if the loan or lease is collateral dependent.  One-to-four family residential mortgages and consumer installment loans are collectively evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors.

The table in Exhibit 2 provides information on the activity in the allowance for credit losses by portfolio segment, for the year ended December 31, 2010.  There were no material changes to the Company’s accounting policies or methodology from the prior period in relation to the allowance for loan and lease losses.  Loans and leases are charged off when they are deemed to be uncollectible, while recoveries are generally recorded only when cash payments are received subsequent to the charge-off.  The Company had no purchases of loans and leases during the year ended December 31, 2010, but had sales of loans and leases totaling $1.7 million during the period.

•	the company’s policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15 (b);

As noted above, our classes of financing receivables include Pass, Special Mention, Substandard, and Impaired. Impaired loans are classified as either nonaccrual or accrual, depending on individual circumstances regarding the collectability of interest and principal according the contractual terms. For performing impaired loans and leases interest income is accrued and recognized on a daily basis and applied to current income. For nonaccrual impaired loans and leases, all unpaid accrued interest is reversed against current income, unless the loan or lease is well secured and in the process of collection. Interest received on nonaccrual impaired loans and leases is generally applied to principal or reported as interest income, according to management’s judgment as to the collectability of principal. We will take steps to ensure that this information is adequately disclosed in future filings.

•
the amount of interest income that represents the change in present value attributable to the passage of time pursuant to ASC 310-10-50-19 or disclosure that the company recognizes this amount as bad-debt expense.

Losses on individually identified impaired loans or leases are measured based on the present value of expected future cash flows discounted at the original effective interest rate of the loan or lease, with any changes over time recognized as bad debt expense in our provision for loan losses. As a practical expedient, impairment may be measured based on the observable market price or the fair value of the collateral if the loan or lease is collateral dependent. Again, changes in the amount of impairment due to changes in fair value subsequent to the original measurement date are taken into consideration when determining the appropriate level for our allowance for loan and lease losses, and are thus included in our provision for loan losses as necessary. We will include this disclosure in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Financial Statements

Notes to Unaudited Consolidated Financial Statements

General

•
We note that you have presented certain GAAP disclosures for investments and loans outside the financial statements.  Please revise your future filings to ensure that you have included all required GAAP disclosures within the body of the financial statements or in the notes thereto.  With regard to troubled debt restructurings, please disclose the information required by ASC 310-10-50-33 and 34 (refer to the examples provided within such guidance).

We will strive to include all required GAAP disclosures for investments and loans within the body of financial statements, or notes thereto, in future filings. We will also include the requisite additional disclosures on troubled debt restructurings effective with our September 30, 2011 filing and for all subsequent filings, as required by ASC 310-10-50-33 and 34.

•
In regards to your available for sale securities, we note your “other” securities (classified as level 1 as noted in Note 9) have been in a continuous unrealized loss position for more than 12 months at December 31, 2010 and June 30, 2011.  Please provide us with your OTTI analysis at June 30, 2011 and provide a robust narrative discussion supporting your conclusion that additional impairment was not necessary.

The Company’s “other” securities at December 31, 2010 and June 30, 2011 consist of a small investment in Federal Agricultural Mortgage Corporation (Farmer Mac), which had a $14,000 gain at June 30, 2011, and equity positions in five different community banks, namely Valley Commerce Bancorp, American River Bankshares, Central Valley Community Bancorp, Pacific Premier Bancorp, and Premier Valley Bank, which had, in aggregate, a $1.1 million unrealized loss at June 30, 2011.  Exhibit 3 shows our unrealized loss by equity security, and other information relevant to our impairment analysis.  As of June 30, 2011, each of these investments had been in a continuous unrealized loss position since mid-2008, and we have been conducting a quarterly analysis to determine whether or not the impairment of the individual securities is other-than-temporary as required by ASC 320-10-35 et. seq., and SAB 111.  Pursuant to those analytics, which are discussed in greater detail below, we determined at both December 31, 2010 and June 30, 2011 that Sierra Bancorp has the intent and the ability to continue to hold these equity investments and we are confident that the stock prices of the issuers will exceed our basis in the stocks within a reasonable period of time.  OTTI impairment charges were thus deemed unnecessary despite the continuous unrealized loss position.

Sierra Bancorp has strong capital and liquidity levels and has been able to generate positive net income in every year since 1982, evidence of our ability to continue to hold all of our equity investments for the foreseeable future.  Furthermore, we invested in the referenced equities with a long-term time horizon and that plan remains intact.  In fact, our Equity Investment Policy specifically states that “it is Management’s and the Board’s philosophy to invest for the long-term,” even knowing that “there could be large valuation fluctuations both on an individual stock basis and within the investment portfolio.”  In the unlikely event that we develop the need for liquidity, we have over $300 million in debt securities that are either unpledged or pledged in excess of current needs which could be sold outright or sold under agreement to repurchase, before turning to our equity securities.

The question then becomes whether or not the issuers will ultimately see their stock prices return to historical average stock price multiples and will continue to realize increases in the book value of their equity to the extent that our investments would no longer be underwater.  As evidenced by the drop in numerous stock market indices for publicly-traded financial institutions since 2007, the decline in the prices of our equity investments is not necessarily specific to the investees but is indicative of significant adverse changes in the economic environment in general and in the market condition of the financial services industry.  Credit-related costs (including provisions for loan losses) increased substantially in the financial services industry, and uncertainty developed with regard to the ability of underperforming financial institutions to ultimately survive.  In that regard, only two of the banks in which we have equity investments have experienced annual net operating losses in the current economic cycle, and those were relatively small losses in just one year (2009); all of them had positive net income in 2010 and year-to-date 2011; all have robust risk-based capital ratios that are actually higher than they were four years ago; and all appear to have an adequate allowance for loan and lease losses.  We are familiar with the management teams of the issuers, having spoken with them directly and/or attended their presentations at investor conferences.  Based on this first-hand observation and analyst reports where available, we have confidence that the issuers will continue as going concerns and we see no potentially fatal flaws in their respective business models that could lead to an FDIC takeover, force them to sell their banks at low price/book multiples, require raising additional capital at highly-dilutive levels, or preclude them from ultimately approaching previous levels of profitability once credit costs subside.

Furthermore, price to book multiples for publicly-traded banks typically fluctuated between 1.5x and 2.0x in the pre-recession years from 2002 through 2007, and financial institution stock prices reached much higher multiples at various times prior to 2002.  The average price for publicly-traded banks is currently less than 1.0 times book, but historically stock prices have always experienced a significant rebound when the economy improves and credit costs decline, and we have no reason to believe that this will not be the case this time, as well.  In fact, the market prices for our equity investments have already increased substantially relative to the lows reached subsequent to entering an unrealized loss position.  If one assumes that price to book multiples for each of the companies in which we are invested returns to just 1.6x, close to the low side of the historical range, their market price per share will exceed our per-share basis in their stock.  Moreover, if their net income increases as credit costs decline, and their book values continue to increase through the addition of net income, the time frame within which our unrealized loss position reverts to an unrealized gain will be accelerated.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please feel free to contact us.

Sincerely,

/s/ James C. Holly

James C. Holly
President & Chief Executive Officer
(Principal Executive Officer)
jholly@bankofthesierra.com

/s/ Kenneth R. Taylor

Kenneth R. Taylor
Executive Vice President & Chief Financial Officer
(Principal Financial Officer & Chief Accounting Officer)
ktaylor@bankofthesierra.com

Exhibit 1

Age Analysis of Past Due Financing Receivables As of June 30, 2011 (dollars in thousands)
	30- 59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing

Real Estate:
1-4 Family Residential construction	$158	$412	$3,171	$3,741	$11,000	$14,741	$-
Other construction/Land	$233	$294	$2,847	$3,374	$41,307	$44,681	$-
1-4 family - closed-end	$1,734	$326	$2,283	$4,343	$96,764	$101,107	$-
Equity Lines	$627	$441	$886	$1,954	$65,731	$67,685	$-
Multi-family Residential	$-	$-	$-	$-	$11,260	$11,260	$-
Commercial RE - owner occupied	$6,650	$623	$6,570	$13,843	$171,744	$185,587	$-
Commercial RE - non owner occupied	$16,531	$604	$8,197	$25,332	$89,585	$114,917	$-
Farmland	$320	$-	$401	$721	$55,311	$56,032	$-
Subtotal Real Estate	$26,253	$2,700	$24,355	$53,308	$542,702	$596,010	$-

Agricultural products	$362	$-	$99	$461	$15,015	$15,476	$-
Commercial and Industrial	$2,080	$1,629	$2,173	$5,882	$86,512	$92,394	$-
Small Business Administration Loans	$340	$-	$2,990	$3,330	$16,088	$19,418	$-
Direct finance leases	$173	$163	$462	$798	$7,416	$8,214	$-
Consumer loans	$904	$256	$1,122	$2,282	$38,757	$41,039	$168
Total Gross Loans and Leases	$30,112	$4,748	$31,201	$66,061	$706,490	$772,551	$168

Exhibit 2

Allowance for Credit Losses for the year ending December 31, 2010 (dollars in thousands)

	Real Estate	Agricultural	Commercial and Industrial	Direct Finance Leases	Consumer	Total
2010
Allowance for credit losses:
Beginning Balance	12,348	10	7,006	599	3,752	23,715
Charge-offs	10,709	-	4,998	646	3,691	20,044
Recoveries	120	-	462	159	276	1,017
Provision	8,384	52	5,183	172	2,659	16,450
Ending Balance	10,143	62	7,653	284	2,996	21,138

Exhibit 3

SIERRA BANCORP

Impairment Analysis of Equity Investments

June 30, 2011

Symbol	Our Current Position	Aggregate Price Paid	Average Purchase Price (Basis)	Current Market Value per Share	Aggregate Market Price	Gain (Loss)	Gain (Loss) %	Using Avg Basis, Loss Since:	Low Price	Book Value per Share	Price/ Book	Pre-Recession Industry Avg Price/ Book	Implied Stock Value	Implied Gain
VCBP	49,700	$594,622	$11.96	$8.10	$402,322	$(192,300)	-32%	Sep-08	$3.81	$11.87	68%	160%	$18.99	$7.03
AMRB	103,635	$1,517,793	$14.65	$6.85	$709,900	$(807,893)	-53%	Mar-08	$4.60	$9.24	74%	160%	$14.78	$0.14
CVCY	12,800	$130,227	$10.17	$6.89	$88,192	$(42,035)	-32%	Jul-08	$3.53	$10.15	68%	160%	$16.24	$6.07
PPBI	25,000	$189,487	$7.58	$6.50	$162,500	$(26,987)	-14%	May-08	$2.79	$8.11	80%	160%	$12.98	$5.40
PVLY	45,978	$267,071	$5.81	$5.05	$232,050	$(35,021)	-13%	Jun-08	$1.78	$4.89	103%	160%	$7.82	$2.02
Total		$2,699,198			$1,594,963

				Total Unrealized Loss:		$(1,104,235)	-41%